centrica

taking care of the essentials

[redacted]

03037594

03 NOV 21 AM 7:21

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	19 November, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

82-4578

SUPPL

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

PROCESSED

NOV 25 2003

THOMSON FINANCIAL

Please find following a Stock Exchange Announcement recently released.

Please also be advised that our Head Office address is at the bottom of this page.

Secretariat

dlw 11/21

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

19 November, 2003

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Directors' Interests in shares held under LTIS

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

19 November 2003

Centrica plc

Directors' interests in shares held under the Long Term Incentive Scheme (LTIS)

Centrica plc announces that following the end of the three-year performance period in respect of the October 2000 LTIS allocation, the company was ranked in 40th position within the relevant LTIS comparator group*.

The conditional allocations made in 2000 have therefore been adjusted accordingly with 75% of the allocations, as detailed below, now being held in trust for each executive director for a further two years. In October 2005, these allocations will be released to the directors at the trustee's discretion, subject to the deduction of income tax, at their marginal and National Insurance Contributions.

Executive director	Original 2000 conditional allocation (no of shares)	75% of 2000 conditional allocation (no of shares)
Phillip Bentley	181,671	136,253
Mark Clare	221,422	166,066
Sir Roy Gardner	312,943	234,707
Roger Wood	188,947	141,710

*The performance conditions are linked to the Company's total shareholder return (TSR) relative to the returns of its FTSE 100 comparator group. The maximum allocation of shares only vests if the Company's TSR over the performance period is ranked in 25th position or above in the comparator group. No shares vest if the TSR over the performance period is ranked below 50th position in the comparator group. Between 25th and 50th position, shares vest on a sliding scale from 100% to 40%.

Total share interests held under LTIS for each executive director following this notification are as follows:

Phillip Bentley	637,330
Mark Clare	835,542
Sir Roy Gardner	1,365,749
Roger Wood	769,692

The total number of shares in issue as at 19 November is 4,265,569,664.

Enquiries: Media Relations 01753 494085

Investor Relations: 01753 494900